Office Lease Agreement

(Unofficial Translation)

Lessor:                  LIN Ping

Lessee:                  Fujian Xing Gang Port Service Co., Ltd.

Pursuant to the Contract Law of the People’s Republic of China as well as the related laws and regulations, and intended to define the rights and obligations of both Lessor and Lessee, this agreement is hereby reached through friendly consultations and must be complied by both parties.

Article 1
The Lessee agrees to lease an office space for commercial use from the Lessor, who ensures the legal ownership of the space – with the construction area of 101 square meters (hereafter designated as “Premises”), and located on the 18th floor of Building A, Zhongshan Plaza, 154 Hudong Road, Gulou District, Fuzhou City, Fujian Province.  The Lessee may use the interior appurtenances and equipment in the Premises free of charge.

Article 2
Term of Lease: beginning on January 1, 2010 and ending on December 31, 2011.

Article 3
Upon the Lessor’s consent, the Lessee may sublet the Premises to a third party. When subleasing is permitted by the Lessor, all terms of this lease shall remain in full force and the Lessee shall remain liable for the performance of all of the terms hereof.

Article 4
The Lessor shall have the right to terminate the lease when one of the followingoccurs:

1.	In the event the Lessee assigns, transfers, or subleases the Premises without the prior consent of the Lessor;

2.	In the event the Lessee uses and occupies the Premises for the purpose of unlawful activities or business that cause harm to the Lessor or societal/public interests.

3.	In the event the Lessee fails to pay the monthly rent for more than fifteen (15) days from the due date as required in this lease.

Article 5
Upon the expiration of the term of the lease, under like conditions, the Lessee shall have the first right of refusal to renew the lease. In the event the Lessee does not desire to renew the lease upon the expiration, the Lessee shall surrender the Premises to the Lessor on the termination date of this lease.  Should the Lessee fail to do so, the Lessee bears all the resulting costs, expenses and fees that affect the Lessor.

Article 6
Both parties agree that the currency of rent payments is Renminbi (RMB), and that the rent shall be RMB fifty (¥50) per square meter per month, or RMB five thousand and fifty (¥5050) per month. The full payment of the rent for each succeeding year must be transferred in one lump sum to a bank account designated by the Lessor before the end of January of each year during the term hereof.

Article 7
During the term of the lease, in the event damages to the Premises are caused by the Lessee, the Lessee shall assume full responsibility for all the damages and repairs at its sole cost and expense.

As for structural or otherwise problems of the Premises itself not occasioned by the Lessee, the Lessor shall, at its expense, make all repairs and replacements necessary to the Premises.

In the event there are repairs needed to be made to the Premises, the Lessee may require the Lessor to complete all repairs within a reasonable period of time.  Should the Lessor fail to do so, the Lessee may do so at its option, the cost and expense thereof  from the Lessor.

Article 8
During the term of the lease, the Lessor is responsible for the expenses and fees of the Lessee’s use of water, electricity, property management, telephones and internet cable connections on the Premises.

Article 9
The Lessor shall deliver possession of the Premises to the Lessee before the commencement of the lease term.  Should the Lessor fail to do so, a delay of longer than fifteen (15) days in the handover shall be subject to a penalty of RMB two thousand (¥2000) payable to the Lessee.  In the event the Lessee fails to pay the rent for a period longer than fifteen (15) days from the due date required under Article 6 herein, the Lessor shall have the right to terminate the lease in addition to the right to assess a penalty of RMB two thousand (¥2000) from the Lessee.

Article 10
During the term of the lease, neither party shall be liable for any damage or destruction of the Premises or for any loss of the Lessee caused by Force Majeure.

Article 11
During the term of the lease, where any dispute arises in connection with this agreement, both parties shall attempt in the first instance to resolve it through friendly consultations. If the dispute cannot be resolved in this manner, both parties agree that the People’s Court at the Lessor’s location shall be the ruling authority to judge for the dispute.

Article 12
Upon the expiration of this lease, if the Lessor does not desire to continue the lease, the Lessee shall surrender the Premises, with any fixtures, appurtenances or equipment provided by the Lessor in good working order and condition, to the Lessor.

Article 13
Any matters not defined herein shall be settled by supplementary agreements which are to be reached through negotiations between both parties, in accordance with the provisions of the Contract Law of the People’s Republic of China.  Both supplementary agreements and this agreement have the same legal effects.

Article 14
The addendums of this lease, as the integral parts of the agreement, have the same legal effects.

Article 15
This lease becomes effective after both parties affix their respective signature or seal hereto.  This agreement is executed in two originals, and each party shall retain one original copy.

Lessor: LIN Ping (signature)
Legal Representative:
Date: January 1, 2010

Lessee: Fujian Xing Gang Port Service Co., Ltd. (seal)
Legal Representative: LIN Qing (signature)
Date: January 1, 2010